UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011.

Commission File Number 001-33878

Gushan Environmental Energy Limited

(Translation of registrant’s name into English)

No. 37, Golden Pond Road, Golden Mountain Industrial District, Fuzhou City,

Fujian Province, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Gushan Environmental Energy Limited

Form 6-K

Page
SIGNATURES	3
EX-99.1 PRESS RELEASE	4

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gushan Environmental Energy Limited
(Registrant)

Date: November 3, 2011	By	/s/ Frank Ngai Chi Chan
(Signature)
Frank Ngai Chi Chan
Principal Financial Officer and Principal Accounting Officer

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Exhibit 99.1

FOR IMMEDIATE RELEASE

For further information, please contact:

US	Asia
Elizabeth Cheek	Rico Ngai
Hill & Knowlton (New York)	Hill & Knowlton (Hong Kong)
Tel: (1) 212 885 0682	Tel: (852) 2894 6204
Email: elizabeth.cheek@hillandknowlton.com	Email: rico.ngai@hillandknowlton.com.hk

Gushan Environmental Energy Limited Announces

Signing of Agreements to Acquire a Controlling Interest in Guangzhou Taiyue Communications Cable Co. Ltd. – Granting of Options to Acquire Shares of Engen Investments Limited

New York, November 3, 2011 – Gushan Environmental Energy Limited (“Gushan” or the “Company”; NYSE: GU), a leading producer of biodiesel and manufacturer of recycled copper products in China, today announced that it has entered into definitive agreements (the “Agreements”) to acquire a controlling interest in Guangzhou Taiyue Communications Cable Co. Ltd. (“Taiyue”), a PRC-based company that is currently engaged in the manufacture and sale of copper cable for applications that include communication and personal computing. The acquisition will be effected through several transactions (the “Transactions”) whereby Engen Investments Limited (“Engen”), a 75%-owned subsidiary of Gushan which indirectly holds Gushan’s recycled copper products businesses, will acquire 100% of the equity interest in Taiyue in exchange for (i) up to 20,000,000 newly issued ordinary shares of Gushan, and (ii) up to a 10.63% interest in Engen, to be issued over a period of three years. The timing and total aggregate amount of shares to be issued is subject to adjustment pursuant to an earn-out arrangement. The closing of each of the Transactions is subject to the satisfaction of, among others, customary closing conditions, including obtaining approvals from relevant PRC governmental authorities.

The Company also today announced that the board of directors of Engen has granted Mr. Jianqiu Yu, a director of Engen and the Chairman and Principal Executive Officer of Gushan, an option to purchase up to 1,013 ordinary shares of Engen at an exercise price of RMB63,179 per share.

Agreements to Acquire Taiyue

On November 3, 2011, the Company caused True Excel Holdings Limited (“True Excel”), its indirectly 75%-owned Hong Kong subsidiary, to enter into a share purchase agreement (“PRC SPA”) with Taiyue and its two shareholders, Mr. Fan Dun Xian and Ms. Wen Chun Xiu (the “Selling Shareholders”), under which True Excel will acquire 100% of the equity interest in Taiyue, for a cash consideration of RMB10,000,000 (approximately US$1,573,000). In addition, under the PRC SPA, True Excel will enlarge the registered capital of Taiyue by making a capital contribution of RMB10,000,000 (approximately US$1,573,000) to Taiyue, which will be used to repay a loan to Taiyue from Mr. Zhang Tiansheng, an affiliate of the Selling Shareholders, upon the closing of the Transactions. Consummation of the transactions contemplated under the PRC SPA is subject to and conditional upon, among others, approval from the Department of Commerce of Guangdong Province for the acquisition of Taiyue.

Concurrently with the entry into the PRC SPA, Gushan and Engen (the sole shareholder of True Excel) entered into a share purchase agreement (the “BVI SPA”) with Cosy South Limited (“Cosy South,” a BVI company wholly owned by Mr. Zhang Tiansheng), Mr. Zhang Tiansheng, Gold Wide Enterprises Limited (“Gold Wide”), Silvery Boom Limited (“Silvery Boom”), Gold Hero Holdings Limited (“Gold Hero,” an existing shareholder of Engen), and Silver Harvest Holdings Limited (“Silver Harvest,” an existing shareholder of Engen). Gold Wide and Silvery Boom may become shareholders of Engen under the earn out arrangements entered into with them in connection with the previously disclosed acquisition of Hunan Yin Lian Xiangbei Copper Co. Ltd. (the “Xiangbei Earn-Out”).

Under the BVI SPA, subject to a three-year earn-out that is tied to the financial performance of Taiyue, as determined by its net income under U.S. generally accepted accounting principles, (i) Engen will issue ordinary shares, representing up to 10.63% (the “Engen Shares”) of Engen’s enlarged share capital after the issuance, to Cosy South for consideration of US$3,246,000 (approximately RMB20,600,000), and (ii) Gushan will issue up to 20,000,000 ordinary shares of Gushan (the “Gushan Shares”) to Cosy South for consideration of HK$200 (at par value of HK0.00001 per share).

Under the earn-out arrangement in the BVI SPA, Engen and Gushan, respectively, will be obligated to issue Cosy South, (i) a number of Engen Shares representing up to 3.54% of Engen’s enlarged share capital and a number of Gushan Shares up to 6,600,000 Gushan Shares, determined based on the ratio of Taiyue’s net income for the year ending December 31, 2011 to a net income target of RMB12,000,000, (ii) a number of Engen Shares representing up to 3.54% of Engen’s enlarged share capital and a number of Gushan Shares up to 6,600,000 Gushan Shares, determined based on the ratio of Taiyue’s net income for the two years ending December 31, 2012 to a net income target of RMB55,000,000, and (iii) a number of Engen Shares representing up to 3.55% of Engen’s enlarged share capital and a number of Gushan Shares up to 6,800,000 Gushan Shares, determined based on the ratio of Taiyue’s net income for the three years ending December 31, 2013 to a net income target of RMB120,000,000.

Under the BVI SPA, Gushan and Engen may have the right to redeem at par all or part of the Gushan Shares and Engen Shares previously issued to Cosy South pursuant to the earn-out, depending on the ratios of Taiyue’s aggregate net income (a) for the first two years of the three year earn-out to the applicable net income target and (b) for all three years of the three year earn-out to the applicable net income target.

Under the BVI SPA, as consideration for Gushan’s issuance of Gushan Shares, upon each issuance of Gushan Shares under the earn-out, each of Gold Hero, Silver Harvest, Gold Wide and Silvery Boom will transfer a number of ordinary shares of Engen to Gushan determined based on the number of Gushan Shares so issued.

The net consideration to be paid in the Transactions by Gushan under the terms of the PRC SPA and the BVI SPA consists solely of the Engen Shares and the Gushan Shares. Upon consummation of the Transactions and assuming Taiyue achieves the net income targets under the earn-out arrangement (and assuming Engen issues the maximum number of its ordinary shares issuable to Gold Wide and Silvery Boom pursuant to the Xiangbei Earn-Out), Gushan, Gold Hero, Silver Harvest, Gold Wide, Silvery Boom and Cosy South will own approximately 62.625%, 8.311%, 6.921%, 6.908%, 4.605% and 10.630% of Engen, respectively. Engen will indirectly own 100% of Taiyue upon consummation of the Transactions.

The Engen Shares and the Gushan Shares will be issued and sold in reliance upon the exemption from registration provided for in Regulation S under the Securities Act of 1933, as amended.

Grant of Options to Purchase Ordinary Shares of Engen

On October 31, 2011, the board of directors of Engen granted Mr. Jianqiu Yu, a director of Engen and the Chairman and Principal Executive Officer of Gushan, an option to purchase up to 1,013 ordinary shares of Engen (the “Option Shares”) at an exercise price of RMB63,179 per share (the “Exercise Price”). Assuming Engen issues the maximum number of its ordinary shares issuable pursuant to the earn out arrangements with Gold Hero, Silvery Boom and Cosy South, the share option, if fully exercised, will represent approximately 7.21% of the enlarged share capital of Engen.

The purpose of the grant is to compensate Mr. Yu for his contribution to Engen’s business and development and to encourage his future efforts in the expansion of Engen’s recycled copper products business. The option is exercisable immediately and will expire ten years from the date of grant. Once issued, the Option Shares are subject to a right of first refusal in favor of Engen before they can be validly transferred. The Company believes that when the Option is exercised, Engen will also benefit from an increase in working capital.

About Gushan Environmental Energy Limited

Gushan is a leader in the China biodiesel industry, in terms of annual production capacity, and one of the leading biodiesel producers in Asia, in terms of nominal capacity. Gushan produces biodiesel, a renewable, clean-burning and biodegradable fuel and a raw material used to produce chemical products, primarily from used cooking oil, and by-products from biodiesel production, including glycerine and plant asphalt. Gushan sells biodiesel directly to users, such as marine vessel operators and chemical factories, as well as to petroleum wholesalers and individual retail gas stations. The Company has seven production facilities, located in the Sichuan, Hebei, Fujian and Hunan provinces and in Beijing, Shanghai and Chongqing, with a combined annual production capacity of 490,000 tons. Gushan’s Sichuan production facility is currently in operation. Gushan also operates a recycled copper business through Engen Investments Limited (“Engen”), a 75%-owned subsidiary, that manufactures copper rods, copper wires and copper granules from recycled copper. Currently, Engen has two plants, with a daily production capacity of approximately 210 tons of recycled copper products.

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Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “target,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this press release are forward-looking statements, including but not limited to, the Company’s expectations regarding the expansion of its production capacities, its future business development, and its beliefs regarding its production output. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the effect of any applicable government policy, law or regulation, of natural disasters, and of intensifying competition in the biodiesel and alternative energy industries, the availability of suitable raw materials to the Company, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including on Form 20-F. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

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